DSM Press Release


06018234

...etherlands
...45 5740680


RECEIVED
NOV 0 6 2006
199

DSM

26 October 2006

Good Q3 result; solid volume growth (+7%) and higher selling prices (+4%)

- *Operating profit from continuing operations (EUR 209 million) slightly below Q3 2005 (EUR 215 million).*
- *First nine months: sales up 9%, operating profit up 7%.*
- *Start of share buy-back program (EUR 750 million in total) on September 28.*
- *DSM number one in the Dow Jones Sustainability World Index for the third consecutive year.*
- ***Outlook 2006 operating profit 6 to 8% better than in record year 2005 (EUR 787 million).***

third quarter 2006	third quarter 2005	+/-	*in EUR million*	January - September 2006	January - September 2005	+/-
			Continuing operations:			
2,098	**1,930**	**9%**	Net sales	**6,285**	**5,759**	**9%**
319	336	-5%	Operating profit plus depreciation & amortization (EBITDA)	975	966	1%
209	**215**	**-3%**	Operating profit (EBIT)	**649**	**607**	**7%**
79	94	-16%	- Nutrition	248	257	-4%
12	8	50%	- Pharma	41	25	64%
86	88	-2%	- Performance Materials	258	232	11%
54	38	42%	- Industrial Chemicals	147	135	9%
-22	-13		- Other activities	-45	-42	
			Discontinued / discontinuing operations:			
6	65		Net sales	19	343	
0	6		Operating profit plus depreciation & amortization (EBITDA)	-1	29	
0	5		Operating profit (EBIT)	-1	18	
			Total DSM:			
2,104	**1,995**	**5%**	Net sales	**6,304**	**6,102**	**3%**
209	**220**	**-5%**	Operating profit (EBIT)	**648**	**625**	**4%**
140	**147**	**-5%**	Net profit excluding exceptional items	**432**	**425**	**2%**
0	4		Net result from exceptional items	26	-10	
140	**151**	**-7%**	Net profit	**458**	**415**	**10%**
			Per ordinary share in EUR:			
0.72	0.75	-4%	- net earnings excluding exceptional items	2.23	2.17	3%
0.72	0.77	-6%	- net earnings	2.37	2.11	12%
190.4	190.6	-0%	Average number of ordinary shares outstanding (x million)	190.6	190.7	-0%

In this report:

- *'operating profit' (plus depreciation and amortization) is understood to be operating profit (plus depreciation and amortization) excluding exceptional items.*
- *'net profit' is the net profit attributable to equity holders of Royal DSM N.V.*
- *'continuing operations' refers to the DSM operations excluding DSM Bakery Ingredients, the SBR business, DSM Minera and Holland Sweetener Company.*

This report is based on the new clustering of activities introduced with effect from 2006. For the 2005 quarterly figures according to the new clustering of activities, see the Annex to the Report for the first quarter of 2006.

Good Q3 result; solid volume growth (+7%) and higher selling prices (+4%)

General
At EUR 209 million, the *Operating profit from continuing operations* for the **third quarter** of 2006 was slightly lower (EUR 6 million; 3%) than in the excellent Q3 2005. *Net profit* amounted to EUR 140 million, down 7% from the third quarter of 2005 (EUR 151 million).

The *Operating profit from continuing* operations for the **first nine months** of 2006 was EUR 649 million, up EUR 42 million (7%) from the first nine months of 2005. *Net profit* for the first nine months was EUR 458 million, up 10% (EUR 43 million). The net profit included a positive contribution of EUR 26 million from exceptional items (EUR 10 million negative in 2005).

Commenting on DSM's third quarter results, Peter Elverding, Chairman of the DSM Managing Board, said: *"We had a good third quarter, in line with our expectations. Increased energy prices and raw materials costs had the anticipated effects on the results of this quarter, preventing us from reaching the high level achieved in the same period last year. We confirm our expectation that the operating profit for the fourth quarter will be better than that of last year. For the full year I expect a 6 to 8% higher operating profit.*
"In the third quarter we reviewed the progress made in the first year of our strategy Vision 2010 – Building on Strengths. *We are well on track: good progress has been realized at or above the target levels. We have, for example, increased our efforts in the field of innovation, we have started several major investment projects and we have launched a share buy-back program."*

Net sales

third quarter		*in EUR million*	**January-September**	
2006	2005		2006	2005
598	613	Nutrition	1,823	1,791
216	224	Pharma	686	651
686	608	Performance Materials	2,064	1,805
489	399	Industrial Chemicals	1,396	1,243
109	86	Other activities	316	269
2,098	1,930	Total, continuing operations	6,285	5,759
6	65	Discontinued / discontinuing operations	19	343
2,104	1,995	**total**	6,304	6,102

Net sales from continuing operations in Q3 2006 were up 9% from Q3 2005. Autonomous volume growth was 7% and selling prices increased by 4%. Exchange-rate developments had a negative effect of 2% on DSM's net sales.

Compared to the first nine months of 2005, sales volumes increased autonomously by 6% and average selling prices were 2% higher. The positive impact of exchange rates, mainly of the US dollar, was on average 1%.

Operating profit

Q3 operating profit from continuing operations amounted to EUR 209 million, down 3% from the excellent Q3 2005. Higher sales volumes and higher selling prices could not completely compensate for the pressure from strongly increasing energy and raw-material prices (EUR 120 million higher than in Q3 2005) and negative currency effects. Overall fixed out-of-pocket costs were only slightly higher than in Q3 2005 despite intensified innovation activities.

The operating profit from continuing operations for the first nine months amounted to EUR 649 million, an increase of 7% (EUR 42 million) compared with the first nine months of the previous year. Higher sales volumes, higher selling prices and effective cost management more than compensated for the increased energy and raw-material costs.

Business review

Nutrition

third quarter		*in EUR million*	January-September	
2006	2005		2006	2005
614	622	Net sales including intra-group supplies	1,874	1,831
116	134	Operating profit plus depreciation and amortization	359	376
79	94	Operating profit	248	257

Sales in this cluster were slightly lower as higher sales volumes were offset by the negative effects of slightly lower selling prices and exchange rates and the contractual phasing-out of the phytase tolling activities. All businesses in this cluster faced higher costs for energy and raw materials and higher innovation expenditure. Compared to the excellent Q3 2005, DSM Nutritional Products achieved solid volume growth at slightly lower prices. DSM Nutritional Products' operating profit decreased because of lower margins, higher innovation expenditure, costs relating to maintenance shutdowns and negative exchange-rate effects. DSM Food Specialties' sales and operating profit decreased due to the contractual phasing-out of the phytase tolling business. The losses at DSM Special Products (benzoic acid and benzaldehyde derivatives) increased compared to Q2 2006 due to the increase in raw-material costs (toluene).

Pharma

third quarter		*in EUR million*	January-September	
2006	2005		2006	2005
228	244	Net sales including intra-group supplies	724	699
32	31	Operating profit plus depreciation and amortization	102	93
12	8	Operating profit	41	25

Sales were down 7% due to lower volumes and exchange rates at slightly higher selling prices. Despite the decrease in sales, the operating profit for the cluster increased due to the effects of the ongoing restructuring and the related improvement of the product mix. At DSM Pharmaceutical Products the South Haven site (USA) was sold at the end of the quarter, resulting in a book profit that is reported under exceptional items. DSM Anti-Infectives' result improved compared to both Q3 2005 and Q2 2006 but remained negative, with selling prices on average remaining at the same level as in Q2 2006.

Performance Materials

third quarter		*in EUR million*	**January-September**	
2006	2005		2006	2005
688	616	Net sales including intra-group supplies	2,070	1,817
111	114	Operating profit plus depreciation and amortization	332	309
86	88	Operating profit	258	232

Sales were up almost 12% due to clearly increased volumes and higher selling prices. The operating profit for the cluster remained stable. Higher volumes at all business groups were offset by higher fixed costs (higher activity level and increased innovation efforts) and lower margins at DSM Elastomers. DSM Dyneema opened another production line in the USA in Q3 2006. DSM Elastomers' operating profit was clearly lower than in Q3 2005 because of the margin squeeze resulting from strongly increased raw-material prices and negative currency effects. The operating profits of DSM Engineering Plastics and DSM Dyneema were higher due to higher volumes and margins.

Industrial Chemicals

third quarter		*in EUR million*	**January-September**	
2006	2005		2006	2005
558	454	Net sales including intra-group supplies	1,591	1,396
72	59	Operating profit plus depreciation and amortization	199	199
54	38	Operating profit	147	135

Sales in this cluster were up 23% from Q3 2005, due mainly to clearly increased sales volumes and higher selling prices, which were partly offset by negative exchange-rate effects. This quarter, the strong increases in energy and raw-material prices could on balance be fully passed on to the market. The operating profit recorded by DSM Agro was at Q3 2005 level. The positive effect of DSM Melamine's withdrawal from the AMEL joint venture was already visible. The result of DSM Fibre Intermediates increased thanks to substantially higher sales volumes. DSM Energy's profit was lower because of planned maintenance.

Other activities

third quarter 2006	third quarter 2005	in EUR million	January-September 2006	January-September 2005
115	92	Net sales including intra-group supplies	329	283
-12	-2	Operating profit plus depreciation and amortization	-17	-11
-22	-13	Operating profit	-45	-42

The captive insurance company posted a lower result due to higher damages. The structural increase in innovation efforts in the Emerging Business Areas is becoming visible in the operating result of Other activities.

The decrease in the operating result compared to Q2 2006 (-EUR 8 million) was mainly due to a strong increase in the costs of share-based payments, which was caused by the good performance of the DSM share.

Net profit

Net profit decreased compared to Q3 2005, from EUR 151 million to EUR 140 million (-7%).

Net finance costs in Q3 2006 amounted to EUR 19 million. This represents a decrease of EUR 4 million compared to the second quarter, mainly due to the negative influence of changes in the value of other securities in that quarter.

The *effective tax rate* in Q3 2006 was 26%, which is comparable to Q3 2005.

Net profit excluding exceptional items and excluding discontinued operations was EUR 140 million, down EUR 5 million (3%) from Q3 2005.

Exceptional items were on balance zero and mainly comprised the positive effects (EUR 9 million net) of the sale of the South Haven site (USA) and costs (EUR 7 million net) related to the closing of the production facilities in Landskrona (Sweden).

Cash flow, capital expenditure and financing

The cash flow (net profit plus depreciation) in the third quarter amounted to EUR 249 million (Q3 2005: EUR 282 million). At EUR 95 million, capital expenditure (excluding acquisitions) was below the level of depreciation (EUR 111 million).

At the end of Q3 2006 the operating working capital was EUR 277 million higher than at year-end 2005 but EUR 39 million lower than at the end of Q2 2006.

Compared to Q2 2006, net debt decreased by EUR 78 million in Q3 2006 and stood at EUR 767 million at the end of the quarter. The decrease was mainly due to the cash flow from operating activities.

Share buy-back program
On September 28 DSM started a share buy-back program with a total value of EUR 750 million. This program will increase DSM's gearing (net debt / equity plus net debt) by approximately 10 percentage points, taking it to a level of around 20%. The eventual EPS enhancing effect for ordinary shareholders will be around 10%.

Sustainability
In the Dow Jones Sustainability World Index published in September 2006, DSM once again tops the list for the Chemical Industry sector. This is the third year in a row that DSM was named the worldwide sustainability leader in the chemical industry. The World Index includes over 300 companies from 34 countries that rank among the top 10% in their industries in terms of corporate sustainability. The assessment report on DSM's sustainability performance includes the following comment:
"Sustainable development at DSM is driven by the *Triple P: People, Planet and Profit* approach, which devotes special attention to corporate governance and risk management, innovation, occupational health & safety as well as human capital development."

Workforce
The workforce decreased overall by 117 in Q3 2006. A higher activity level caused the workforce to increase by 163 on balance, while the sale of the South Haven site (USA) and the outsourcing of Polychemlab in Geleen (Netherlands) were responsible for a decrease of 280.

Outlook
The prospects for the economy in general remain positive, with growth in Europe compensating for a slowdown of GDP growth in the USA, and with continuing strong growth in Asia. Although Q4 is expected to see the usual seasonal effects of the "holiday month" of December, the underlying market developments continue to be favorable in most of DSM's end markets and DSM expects to be able to achieve healthy volume growth in the remainder of the year as well. The recent decline in crude oil prices has not resulted in a decrease in raw-material and energy costs for DSM, as feedstock prices are still at a very high level. We assume the US dollar to be weaker in Q4 compared to Q4 2005.

For Q4 2006 DSM expects an operating profit from continuing operations above that for the corresponding period of 2005 (EUR 180 million).

For the full year the operating profit from continuing operations is expected to be 6 to 8% better than that of the record year 2005 (EUR 787 million), despite the increased efforts in the field of innovation.

Heerlen, 26 October 2006

The Managing Board of Directors

Important dates

Publication of 2006 Annual Report:	Wednesday, 14 February 2007
Annual General Meeting:	Wednesday, 28 March 2007
Report for the first quarter:	Friday, 27 April 2007
Report for the second quarter:	Thursday, 26 July 2007
Report for the third quarter:	Thursday, 25 October 2007

For more information

DSM, Corporate Communications
tel.: +31 (45) 5782421
e-mail: media.relations@dsm.com

Investors

DSM, Investor Relations
tel.: +31 (45) 5782864
e-mail: investor.relations@dsm.com

internet: www.dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

Condensed consolidated statement of income for the third quarter

third quarter 2006 excl. exceptional items	third quarter 2006 exceptional items	third quarter 2006 total	in EUR million	third quarter 2005 excl. exceptional items	third quarter 2005 exceptional items	third quarter 2005 total
2,104	-	2,104	net sales	1,995	-	1,995
319	3	322	operating profit plus depreciation and amortization (EBITDA)	342	24	366
209	2	211	operating profit (EBIT)	220	11	231
-	-	-	operating profit from discontinued operations	-5	-	-5
209	2	211	operating profit from continuing operations	215	11	226
-19	-	-19	net finance costs	-19	-	-19
0	-	0	profit from associates	-2	-8	-10
190	2	192	profit before taxation	194	3	197
-50	-2	-52	tax	-52	1	-51
140	0	140	net profit from continuing operations	142	4	146
-	-	-	net profit from discontinued / discontinuing operations	2	-	2
140	0	140	profit for the period	144	4	148
0	-	-	minority interests	3	-	3
140	0	140	net profit	147	4	151
140	0	140	net profit	147	4	151
-2	-	-2	dividend on cumulative preference shares	-4	-	-4
138	0	138	net profit used for calculating earnings per share	143	4	147
110	1	111	depreciation and amortization	122	13	135
248	1	249	cash flow	265	17	282
		95	capital expenditure			120
		19	acquisitions			11
			per ordinary share in EUR*:			
0.72		0.72	- net earnings	0.75		0.77
1.30		1.31	- cash flow	1.39		1.48
		190.4	average number of ordinary shares (x million)			190.6
		189.9	number of ordinary shares, end of period (x million)			191.2
		21,824	workforce at end of period			**21,820
		7,045	of which in the Netherlands			**7,258

* After deduction of dividend on cumulative preference shares.
** Year-end 2005.

This quarterly report has not been audited.

Condensed consolidated statement of income, January – September

January-September 2006			*in EUR million*	January-September 2005		
excluding exceptional items	exceptional items	total		excluding exceptional items	exceptional items	total
6,304	-	6,304	net sales	6,102	-	6,102
974	40	1,014	operating profit plus depreciation and amortization (EBITDA)	995	15	1,010
648	37	685	operating profit (EBIT)	625	-4	621
1	-	1	operating profit from discontinued operations	-18	-	-18
649	37	686	operating profit from continuing operations	607	-4	603
-61	-	-61	net finance costs	-49	-7	-56
1	-8	-7	profit of associates	-1	-8	-9
589	29	618	profit before taxation	557	-19	538
-154	-3	-157	tax	-145	9	-136
435	26	461	net profit from continuing operations	412	-10	402
-	-	-	net profit from discontinued / discontinuing operations	7	-	7
435	26	461	profit for the period	419	-10	409
-3	-	-3	minority interests	6	-	6
432	26	458	net profit	425	-10	415
432	26	458	net profit	425	-10	415
-7	-	-7	dividend on cumulative preference shares	-12	-	-12
425	26	451	net profit used for calculating earnings per share	413	-10	403
326	3	329	depreciation and amortization	370	19	389
751	29	780	cash flow	783	9	792
		255	capital expenditure			287
		27	acquisitions			545
			per ordinary share in EUR*:			
2.23		2.37	- net earnings	2.17		2.11
3.94		4.09	- cash flow	4.11		4.15
		190.6	average number of ordinary shares (x million)			190.7
		189.9	number of ordinary shares, end of period (x million)			191.2
		21,824	workforce at end of period			**21,820
		7,045	of which in the Netherlands			**7,258

* After deduction of dividend on cumulative preference shares.
** Year-end 2005.

This quarterly report has not been audited.

DSM

Consolidated balance sheet

in EUR million	30 September 2006		31 December 2005	
intangible assets	985		1,003	
tangible assets	3,616		3,750	
deferred tax assets	483		517	
associates	44		43	
pre-paid pension costs	458		405	
other financial assets	190		189	
	--------		--------	
total non-current assets		5,776		5,907
inventories	1,526		1,535	
receivables	1,770		1,597	
financial derivatives	58		36	
current investments	4		5	
cash and cash equivalents	868		902	
	--------		--------	
total current assets		4,226		4,075
assets held for sale		-		43
		--------		--------
total assets		10,002		10,025

in EUR million	30 September 2006		31 December 2005	
shareholders' equity	5,605		5,474	
minority interests	70		67	
	--------		--------	
equity		5,675		5,541
deferred tax liabilities	269		198	
pension liabilities	325		363	
provisions	168		145	
borrowings	1,332		1,381	
other non-current liabilities	49		53	
	--------		--------	
total non-current liabilities		2,143		2,140
pension liabilities	24		25	
provisions	132		218	
borrowings	309		329	
financial derivatives	56		65	
other current liabilities	1,663		1,699	
	--------		--------	
total current liabilities		2,184		2,336
liabilities held for sale		-		8
		--------		--------
total liabilities		10,002		10,025
capital employed		6,234		6,221
equity / total assets		57%		55%
net debt		767		832
gearing (net debt / equity plus net debt)		12%		13%

This quarterly report has not been audited.

Condensed statement of cash flows

in EUR million	January - September 2006		2005	
Cash and cash equivalents at beginning of period		902		1,261
Operating activities:				
- net profit plus depreciation and amortization	787		804	
- change in working capital	-277		-359	
- other changes	-109		-32	
cash flow from operating activities		401		413
Investing activities:				
- capital expenditure	-255		-285	
- acquisitions	-26		-539	
- sale of subsidiaries	102		-	
- divestments	26		236	
- other changes	4		-7	
net cash from investing activities		-149		-595
dividend		-212		-183
net cash from financing activities		-60		106
effects of changes in consolidation and exchange differences		-14		12
Cash and cash equivalents at end of period		868		1,014

Condensed statement of changes in shareholders' equity

in EUR million	January – September 2006	2005
Shareholders' equity at beginning of period	5,474	4,835
Changes:		
- net profit	458	415
- dividend	-212	-187
- exchange differences	-87	112
- repurchased shares	-95	-148
- repurchased shares used in servicing option rights	32	93
- reclassification of class A cumprefs	-	233
- change in hedging reserve	21	-5
- changes related to share-based payments	14	4
- other	0	0
Shareholders' equity at end of period	5,605	5,352

This quarterly report has not been audited.